SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  June, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Review" dated on March 31, 2009.

Quarterly Review

Telecomunicações de São Paulo S.A. -

TELESP

Quarter ended March 31, 2009

with Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

Telecomunicações de São Paulo S.A. - TELESP

Quarterly information

March 31, 2009

Contents

Review report of independent auditors	1

Audited financial statements

Balance sheets	2
Statements of income	4
Notes to quarterly information	5
Management comments on consolidated performance	44

Special Review Report of Independent Auditors on Quarterly Information

Shareholders, Management and Board Members

Telecomunicações de São Paulo S.A. - TELESP

São Paulo - SP

1. We have reviewed the Quarterly Information (ITR) from parent Company and Consolidated of Telecomunicações de São Paulo S.A. – TELESP, for the quarter ended March 31, 2009, including the balance sheets, the statements of income, shareholders’ equity and of cash flows, the performance report and related notes. This financial information was prepared by the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Brazilian Association of State Boards of Accountancy - CFC, mainly comprising: (a) inquiries of and discussions with, the officials responsible for the accounting, financial and operational areas of the Company relating to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events that had or might have had relevant effects on the financial position and results of operations of Telecomunicações de São Paulo S.A. - TELESP.

3. Based on our review, we are not aware of any significant changes that should be made to the aforementioned Quarterly Information, for it to be in conformity with the accounting practices adopted in Brazil and with rules set forth by the Brazilian Securities and Exchange Commission - CVM applicable to the preparation of the Quarterly Information.

4. As mentioned in Note 3, as a result of the changes in the accounting practices adopted in Brazil in 2008, the statements of income for the first quarter of 2008, presented for comparison purposes, were adjusted and are being restated as required by Accounting Procedure NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Rule No. 506. The statements of cash flows are presented by Telecomunicações de São Paulo S.A. – TELESP for the first time for Quarterly Information purposes, including the effects of changes in the accounting practices adopted in Brazil in 2008, being, thus, comparable between the quarters presented.

São Paulo, May 7, 2009.

ERNST & YOUNG

Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques

Accountant CRC-1SP147693/O-5

Telecomunicações de São Paulo S.A. - TELESP

Balance sheets

March 31, 2009 and December 31, 2008

(In thousands of reais – R$)

(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated

	Note	03/31/09	12/31/08	03/31/09	12/31/08

Assets

Current assets		5,801,006	5,902,763	6,550,076	6,491,595

Cash and cash equivalents	4	1,586,415	1,597,606	1,783,683	1,741,006

Trade accounts receivable, net	5	2,780,209	2,853,548	3,163,691	3,152,831
Deferred and recoverable taxes	6	973,839	957,642	1,088,398	1,064,281
Inventories	7	125,818	114,735	173,300	164,410
Derivatives	32	39,756	80,214	39,756	95,747
Other	8	294,969	299,018	301,248	273,320

Noncurrent assets		13,632,021	13,607,555	13,272,224	13,500,414

Trade accounts receivable, net		-	-	87,386	61,563
Deferred and recoverable taxes	6	787,742	803,687	796,540	813,477
Escrow deposits	9	704,556	678,583	737,883	711,300
Credit applications		125,000	-	-	-
Other		112,584	109,363	161,486	156,312

Investments	10	1,525,711	1,353,640	286,754	301,830

Property, plant and equipment, net	11	8,899,667	9,115,239	9,688,046	9,868,933

Intangible assets, net	12	1,476,761	1,547,043	1,514,129	1,586,999

Total assets		19,433,027	19,510,318	19,822,300	19,992,009

		Parent Company		Consolidated

	Note	03/31/09	12/31/08	03/31/09	12/31/08

Liabilities and shareholders’ equity

Current liabilities		4,858,891	5,399,517	5,201,068	5,846,874

Loans and financing	13	242,004	454,188	242,004	502,503
Debentures	14	14,308	16,339	14,308	16,339
Trade accounts payable		1,726,792	2,030,787	1,997,948	2,314,698
Taxes payable	15	881,756	847,363	948,443	926,437
Dividends and interest on
shareholders’ equity	16	1,153,114	1,153,670	1,153,114	1,153,670
Reserve for contingencies	18	131,305	128,451	131,343	128,488
Payroll and related accruals	17	122,290	163,372	130,921	174,672
Derivative obligations	32	21,471	15,200	21,471	15,200
Other	19	565,851	590,147	561,516	614,867

Non-current liabilities		4,056,103	4,065,109	4,103,199	4,099,443

Loans and financing	13	1,714,355	1,717,352	1,714,355	1,717,352
Debentures	14	1,500,000	1,500,000	1,500,000	1,500,000
Taxes payable	15	41,303	40,151	61,456	47,401
Reserve for contingencies	18	566,238	567,220	569,771	570,778
Reserve for post-retirement benefit
plans	30	152,412	148,770	152,412	148,770
Derivatives obligations	32	20,669	22,148	20,669	22,148
Other		61,126	69,468	84,536	92,994

Shareholders’ equity	20	10,518,033	10,045,692	10,518,033	10,045,692

Capital		6,575,480	6,575,480	6,575,480	6,575,480
Special goodwill reserve		63,074	63,074	63,074	63,074
Capital reserves		2,670,488	2,670,488	2,670,488	2,670,488
Legal reserve		659,556	659,556	659,556	659,556
Adjustments for equity valuation		56,562	76,232	56,562	76,232
Cumulative translation adjustments		10,233	862	10,233	862
Retained earnings		482,640	-	482,640	-

Total liabilities and shareholders’
equity		19,433,027	19,510,318	19,822,300	19,992,009

See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Statements of income

Three-month periods ended March 31, 2009 and March 31, 2008

(In thousands of reais – R$, except earnings per share)

(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated

	Note	03/31/09	03/31/08	03/31/09	03/31/08

Gross operating revenue	22	5,389,427	5,312,917	5,823,983	5,570,496

Revenue deductions	22	(1,775,028)	(1,692,152)	(1,864,471)	(1,708,119)

Net operating revenue	22	3,614,399	3,620,765	3,959,512	3,862,377

Cost of services provided	23	(2,034,042)	(1,975,001)	(2,321,658)	(2,142,195)

Gross profit		1,580,357	1,645,764	1,637,854	1,720,182

Operating expenses		(759,821)	(815,473)	(806,629)	(877,888)

Selling	24	(595,540)	(584,883)	(643,689)	(607,975)
General and administrative	25	(165,156)	(163,342)	(156,447)	(188,135)
Equity accounting in
subsidiaries	10	(17,052)	6,321	5,656	5,532
Permanent asset disposal, net		(2,002)	2,017	(6,502)	652
Other operating income
(expense), net	27	19,929	(75,586)	(5,647)	(87,962)

Income from operations before
financial income (expense)		820,536	830,291	831,225	842,294

Financial income	26	110,684	87,801	121,492	90,337
Financial expense	26	(162,032)	(146,538)	(167,245)	(154,452)

Income before income tax and
social contribution		769,188	771,554	785,472	778,179

Income and social contribution
taxes	29	(286,548)	(282,823)	(302,832)	(289,448)

Net income		482,640	488,731	482,640	488,731

Outstanding number of shares
at the balance sheet date –
in thousands	21	505,841	505,841

Earnings per share - R$		0,954133809	0,966175142

See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1. Operations and background

a) Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (hereinafter Telesp or Company), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of March 31, 2009, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b) Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo, under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (note 1.c hereafter). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brand and pay TV services (i) by satellite all over the country (Telefônica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

The Company is registered with the Brazilian Securities Commission (CVM) as a public held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

c) The STFC concession agreement

The Company is a concessionaire of the Fixed Switch Telephone Service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the largest part of the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

c) The STFC concession agreement (Continued)

However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On March 31, 2009, the net book value of reversible assets is estimated at R$6,702,586 (R$6,929,532 on December 31, 2008), comprised mainly of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The second payment of this biannual fee has occurred on April 30, 2009 by value of R$203,333 based on the 2008 STFC net revenues.

d) Subsidiaries

The chart below sets out the list of direct and indirect subsidiaries of the Company as well as the percentage ownership shareholdings:

Subsidiaries	Mar/2009	Dec/2008	Mar/2008

A.Telecom S.A.	100%	100%	100%
Telefônica Data S.A.	100%	100%	100%
Telefônica Televisão Participações S.A.	-	-	100%
Telefônica Sistemas de Televisão S.A.	100%	100%	100%
Aliança Atlântica Holding B.V.	50%	50%	50%
Companhia AIX de Participações	50%	50%	50%
Companhia ACT de Participações	50%	50%	50%
TS Tecnologia da Informação Ltda.	100%	100%	100%
Ajato Telecomunicações Ltda.	100%	100%	-

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

2. Corporate events

a) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A.

Pursuant to the Relevant Fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the proposed corporate reorganization involving the Company, Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), as approved at the General Shareholders’ Meeting held by Telesp on November 11, 2008.

The transaction included the following steps:

1st Step: DABR was merged into Telesp and, as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR were directly assigned to controlling shareholder SP Telecomunicações Participações Ltda. upon merger, with the rights applicable to outstanding shares issued by TELESP remaining unchanged. DABR’s net equity included goodwill from Telesp shares, in the amount of R$185,511, which was recorded at the acquisition date based on future profits. In accordance with Law No. 9532/1997, amortization of goodwill will provide Telesp a tax benefit of R$63,074 to be capitalized by the controlling shareholder upon realization, pursuant to CVM Instruction No. 319/1999. Other shareholders have preemptive rights in the subscription of capital increases.

2nd Step: TTP was merged into Telesp, and, as a result, the company and its shares ceased to exist. Goodwill generated by the acquisition of this company in 2007 was recorded based on expected future profits, in the amount of R$848,307, and will provide Telesp a tax benefit of R$288,424.

For merger purposes, the net equities of TTP and DABR were measured at book value on September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment was ratified at the General Shareholders’ Meeting held by Telesp on November 11, 2008. The merged companies had no unrecorded contingent liabilities that would have been assumed by Telesp as a result of this transaction. The transaction is not subject to approval by Brazilian or foreign regulatory entities or anti-trust agencies. No withdrawal rights were exercised since the subsidiaries had no minority interests.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

2. Corporate events (Continued)

b) Capital increase in Telefonica Televisão Participações S.A. (“TTP”)

On February 29, 2008, the Company increased capital of Telefônica Televisão with shares held in A.Telecom. With this operation, A.Telecom became a wholly-owned subsidiary of TTP.

On July 25, 2008 the Company increased capital of Telefônica Televisão with shares held in Telefonica Data S/A (“T.Data”). With this operation, T.Data became a wholly-owned subsidiary of TTP.

3. Presentation of the quarterly information

The individual and consolidated quarterly information as of March 31, 2009 was prepared in accordance with accounting practices adopted in Brazil, with comprise, the provisions of corporate legislation set forth in Law Nº. 6.404/76, as amended by Law Nº. 11.638/07 and by Provisional Executive Order Nº. 449/08, and the standards established by the Brazilian Securities Commission (CVM). Quarterly information shall be analyzed together with financial statements for the last fiscal year.

As permitted by CVM Resolution Nº. 565, which approved Technical Pronouncement No. 13, issued by the Brazilian Accounting Pronouncements Committee (CPC), the Company opted for the first-time adoption of Law Nº. 11638 and of Provisional Executive Order Nº. 449/08 in its financial statements for the year ended December 31, 2008. Accordingly, there were changes in the accounting practices as compared to March 31, 2008, in which we demonstrate their effects below:

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3. Presentation of the quarterly information (Continued)

	Net Income

	Company	Consolidated

Balances per 3/31/2008 financial statements	488,731	488,731

Effects of Law Nº. 11638/07	(1,590)	(1,590)

Lease – PDTI	-	4,250
Lease - T.Data (lessee)	-	166
Financial instruments	(3,516)	(3,516)
Discount to present value of long-term assets	914	(641)
Additions to property, plant and equipment	74	74
Deferred taxes	884	1,413
FX gains/losses on foreign investments	(3,336)	(3,336)
Equity pickup	3,390	-

Balances before adoption of Law Nº. 11638/07	490,321	490,321

Pursuant to accounting pronouncement CPC13, goodwill based on expected future profits has ceased to be amortized as of 2009, being subject to impairment testing as defined in accounting pronouncement CPC01 (notes 6.2 and 12).

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the quarterly financial information preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the quarterly financial information.

Transactions, which involve estimates mentioned above, may result in different amounts those recorded in the quarterly financial information when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimation and assumptions periodically.

The consolidated quarterly financial information includes the balance and transactions of direct and indirect subsidiaries according to the equity holdings described in the note 1.d.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and your subsidiaries have been eliminated.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3. Presentation of the quarterly information (Continued)

Some items of the financial information for March 31, 2008 and for December 31, 2008 were reclassified to allow their comparability with the current quarter; these reclassifications were considered to be immaterial in relation to the overall financial statements.

4. Cash and cash equivalents

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/ 2009	Dec/ 2008

Bank accounts	6,482	12,885	7,905	31,993
Short-term investments	1,579,933	1,584,721	1,775,778	1,709,013

Total	1,586,415	1,597,606	1,783,683	1,741.006

Short-term investments are basically CDB (Bank Deposits Certificate) and indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with reputable financial institutions.

5. Trade accounts receivable, net

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Billed amounts	2,202,905	2,206,731	2,596,049	2,545,155
Accrued unbilled amounts	1,244,463	1,296,099	1,462,497	1,436,937

Gross accounts receivable	3,447,368	3,502,830	4,058,546	3,982,092
Allowance for doubtful accounts	(667,159)	(649,282)	(807,469)	(767,698)

Total	2,780,209	2,853,548	3,251,077	3,214,394

Current	1,797,412	1,888,812	2,222,249	2,248,736
Past-due – 1 to 30 days	506,240	508,523	556,003	530,238
Past-due – 31 to 60 days	193,927	197,231	206,677	195,213
Past-due – 61 to 90 days	115,116	111,791	126,223	113,101
Past-due – 91 to 120 days	104,565	110,594	109,157	110,720
Past-due – more than 120 days	730,108	685,879	838,237	784,084

Total	3,447,368	3,502,830	4,058,546	3,982,092

Current	2,780,209	2,853,548	3,163,691	3,152,831
Non-Current	-	-	87,386	61,563

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and recoverable taxes

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Withholding taxes	80,213	63,171	98,972	77,371
Recoverable income tax and social
contribution	4,902	10,538	28,712	36,754

Deferred taxes	1,267,379	1,288,222	1,270,708	1,293,314

Tax loss carry-forwards – Income tax	-	-	1,589	3,305
Tax loss carry-forwards – Social
contribution tax	-	-	1,098	1,787
Reserve for contingencies	347,599	340,850	347,599	340,850
Post-retirement benefit plans	51,820	50,581	51,820	50,581
Allowance for doubtful accounts	83,670	94,691	83,670	94,691
Allowance for reduction of inventory to
recoverable value	23,996	28,909	23,996	28,909
Merged tax credit (6.2)	379,879	397,950	379,879	397,950
Income tax and social contribution tax on
other temporary differences	380,415	375,241	381,057	375,241

ICMS (state VAT)	404,119	396,706	470,148	456,192
Other	4,968	2,692	16,398	14,127

Total	1,761,581	1,761,329	1,884,938	1,877,758

Current	973,839	957,642	1,088,398	1,064,281
Non-current	787,742	803,687	796,540	813,477

6.1 Deferred income and social contribution taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 19, 2008, as provided for in CVM Instruction No. 371/2002.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and recoverable taxes (Continued)

6.1 Deferred income and social contribution taxes (Continued)

Company estimates the realization of the deferred taxes as of March 31, 2009 as follows:

Year	Company	Consolidated

2009	402,026	403,407
2010	323,070	325,018
2011	211,117	211,117
2012	170,762	170,762
Thereafter	160,404	160,404

Total	1,267,379	1,270,708

The recoverable amounts above are based on projections subject to changes in the future.

6.2 Merged tax credit

These refer to tax benefits arising from corporate restructuring processes involving goodwill based on expected future profits, to be appropriated pursuant to the limitations imposed by tax legislation.

	Mar/2009	Dec/2008

TTP (a)	257,495	265,435
DABR (b)	56,766	59,920
Spanish/Figueira	65,618	72,595

	379,879	397,950

Current	74,366	71,416
Non-Current	305,513	326,534

(a) At December 31, 2008, the amount of R$265,435 refers to the recognition of tax credits generated from TTP corporate restructuring, as mentioned in Note 2.a., later reclassified to this group of accounts marched with a decrease in intangible assets (Note 12). This reclassification aims at a better presentation of the quarterly information, considering that goodwill amortization ceased to be accounted for beginning 2009.

(b) Tax credits generated from goodwill existing in DABR, merged by the Company in October 2008 as a result of the corporate restructuring process mentioned in Note 2.a.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

7. Inventories

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Consumption materials	129,566	128,948	130,741	129,600
Resale items (*)	57,069	57,192	106,117	106,734
Public telephone prepaid cards	9,598	13,461	9,597	13,461
Scraps	161	161	161	161
Allowance for reduction to net recoverable
value and obsolescence	(70,576)	(85,027)	(73,316)	(85,546)

Total current	125,818	114,735	173,300	164,410

(*) Includes the inventory of IT equipments.

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8. Other assets

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Advances to employees	9,654	7,685	10,360	8,207
Advances to suppliers	25,210	16,814	41,296	33,567
Prepaid expenses	115,153	66,157	118,104	66,699
Receivables from Barramar S.A. (a)	-	-	64,252	62,526
Current Related Parties receivables (Note 29)	149,830	187,393	123,594	130,422
Amounts linked to National Treasury
securities	11,467	11,289	11,467	11,289
Other assets	49,886	78,064	65,207	94,059

Total	361,200	367,402	434,280	406,769

Current	294,969	299,018	301,248	273,320
Non-current	66,231	68,384	133,032	133,449

(a) Refers to receivables from Barramar S.A. recorded by the Companhia AIX de Participações, net of allowance for losses.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

9. Escrow deposits

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Civil litigation	254,044	246,456	254,088	246,500
Tax litigation	219,594	223,465	251,290	254,571
Labor claims	176,135	165,221	176,221	165,306
Freeze of assets by court order	54,783	43,441	56,284	44,923

Total non-current	704,556	678,583	737,883	711,300

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote.

Those deposits related to provisions are presented in Note 18.

10. Investments

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Investments carried under the equity method	1,291,992	1,109,513		-

Aliança Atlântica Holding B.V.	59,185	64,143	-	-
A.Telecom S.A.	614,890	610,769	-	-
Companhia AIX de Participações	62,568	58,895	-	-
Companhia ACT de Participações	16	16	-	-
Telefonica Data S.A.	256,093	206,445	-	-
Telefonica Sistemas de Televisão S.A.	299,240	169,245	-	-

Investments in associates	41,969	36,313	41,969	36,313

GTR Participações e Empreendimentos S.A.	1,694	1,476	1,694	1,476
Lemontree Participações S.A.	10,981	9,608	10,981	9,608
Comercial Cabo TV São Paulo S.A.	24,328	21,215	24,328	21,215
TVA Sul Paraná S.A.	4,966	4,014	4,966	4,014

Other Investments	191,750	207,814	244,785	265,517

Portugal Telecom	143,469	157,823	191,291	210,431
Zon Multimédia	14,768	14,436	19,981	19,531
Other investments	33,513	35,555	33,513	35,555

Total	1,525,711	1,353,640	286,754	301,830

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

10. Investments (Continued)

Investments in affiliates accounted for under the equity method at March 31, 2009 and December 31, 2008:

		Number of shares (thousands)

		Total number of shares				Interest		% interest

									Voting
Affiliates	Net equity	ON	PN	Total	ON	PN	Total	Total	Capital

GTR Participações e Empreendimentos S.A	2.541	878	1.757	2.635	-	1.757	1.757	66,7%	0,0%
Lemontree Participações S.A.	16.471	124.839	249.682	374.521	-	249.682	249.682	66,7%	0,0%
Comercial Cabo TV São Paulo S.A.	40.580	12.282	12.282	24.564	2.444	12.282	14.726	59,9%	19,9%
TVA Sul Paraná S.A.	6.665	13.656	13.656	27.312	6.691	13.656	20.347	74,5%	49,0%

At March 31, 2009, the Company advanced the amount of R$125,000 for future capital increase (AFAC) in its wholly-owned subsidiary A.Telecom S.A. The capital increase was approved at the Extraordinary General Meeting held on April 23, 2009.

The Company and Consolidated equity method in subsidiaries and affiliates is as follows:

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Aliança Atlântica	(145)	11	-	-
A. Telecom	4,121	17,346	-	-
Companhia AIX de Participações	3,673	912	-	-
Companhia ACT de Participações	-	(1)	-	-
Telefonica Data S.A.	(10,352)	(8,170)	-	-
Telefônica Sistemas de Televisão S.A.	(20,005)	(3,777)	-	16
GTR Participações e Empreendimentos S.A.	218	-	218	(175)
Lemontree Participações S.A.	1,373	-	1,373	2,003
Comercial Cabo TV São Paulo S.A.	3,113	-	3,113	4,501
TVA Sul Paraná S.A.	952	-	952	(813)

	(17,052)	6,321	5,656	5,532

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net

	Company

		Mar/2009			Dec/2008

	Annual
	depreciation		Accumulated			Accumulated
	rate %	Cost	depreciation	Net book value	Cost	depreciation	Net book value

Property, plant and equipment in service		41,872,423	(33,526,112)	8,346,311	41,606,822	(33,037,815)	8,569,007

Switching and transmission equipment	12.50	17,618,542	(15,453,976)	2,164,566	17,491,901	(15,257,495)	2,234,406
Transmission equipment, overhead,
underground and building cables, teleprinters,
PABX, energy equipment and furniture	10.00	12,489,984	(10,211,293)	2,278,691	12,457,496	(10,078,157)	2,379,339
Transmission equipment - modems	66.67	1,392,366	(1,006,050)	386,316	1,320,881	(952,581)	368,300
Underground and undersea cables, poles and
towers	5.00 to 6.67	621,109	(413,320)	207,789	621,140	(407,765)	213,375
Subscriber, public and booth equipment	12.50	2,212,557	(1,781,263)	431,294	2,182,992	(1,742,651)	440,341
IT equipment	20.00	589,324	(513,719)	75,605	589,324	(505,389)	83,935
Buildings and underground cables	4.00	6,601,285	(4,065,733)	2,535,552	6,594,697	(4,013,956)	2,580,741
Vehicles	20.00	50,335	(36,588)	13,747	52,149	(37,455)	14,694
Land	-	227,751	-	227,751	228,117	-	228,117
Other	4.00 to 20.00	69,170	(44,170)	25,000	68,125	(42,366)	25,759

Property, plant and equipment in progress	-	553,356	-	553,356	546,232	-	546,232

Total		42,425,779	(33,526,112)	8,899,667	42,153,054	(33,037,815)	9,115,239

Average annual depreciation rates - %		10.33			10.27

Assets fully depreciated		21,765,035			20,865,539

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued) March 31, 2009 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net (Continued)

	Consolidated

			Mar/2009			Dec/2008

	Annual
	depreciation		Accumulated			Accumulated
	rate%	Cost	depreciation	Net book value	Cost	depreciation	Net book value

Property, plant and equipment		43,196,753	(34,140,594)	9,056,159	42,876,998	(33,604,274)	9,272,724

Switching and transmission equipment	12.50	17,656,677	(15,465,951)	2,190,726	17,529,850	(15,268,465)	2,261,385
Transmission equipment, overhead, underground and
building cables, teleprinters, PABX, energy
equipment and furniture	10.00	12,739,536	(10,260,378)	2,479,158	12,690,391	(10,121,251)	2,569,140
Transmission equipment – modems	66.67	1,462,506	(1,029,985)	432,521	1,381,539	(973,066)	408,473
Underground and undersea cables, poles and towers	5.00 to 6.67	634,292	(417,396)	216,896	634,323	(411,669)	222,654
Subscriber, public and booth equipment	12.50	2,274,750	(1,821,637)	453,113	2,245,185	(1,780,556)	464,629
IT equipment	20.00	651,829	(557,277)	94,552	651,826	(547,170)	104,656
Buildings and underground cables	4.00	6,603,483	(4,067,485)	2,535,998	6,596,896	(4,015,696)	2,581,200
TV equipment	8.00 to 33.00	753,667	(385,483)	368,184	712,437	(354,922)	357,515
Vehicles	20.00	51,757	(37,744)	14,013	53,568	(38,572)	14,996
Land	-	227,751	-	227,751	228,117	-	228,117
Other	4.00 to 20.00	154,271	(97,258)	57,013	152,866	(92,907)	59,959

Provision for losses		(13,766)	-	(13,766)	(11,807)	-	(11,807)

Property, plant and equipment in progress	-	631,887	-	631,887	608,016	-	608,016

Total		43,828,640	(34,140,594)	9,688,046	43,473,207	(33,604,274)	9,868,933

Average annual depreciation rates - %		11.28			10.64

Assets fully depreciated		22,126,824			21,204,279

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

12. Intangible assets, net

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Goodwill	728,052	728,052	728,201	728,201
Other intangibles	748,709	818,991	785,928	858,798

	1,476,761	1,547,043	1,514,129	1,586,999

	Company		Consolidated

Goodwill	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Ajato Telecomunicações Ltda	-	-	149	149
TS Tecnologia da Informação Ltda.	945	945	945	945
Ágio Spanish e Figueira (merged from TDBH) (a)	139,957	139,957	139,957	139,957
Santo Genovese Participações Ltda. (b)	71,892	71,892	71,892	71,892
Telefônica Televisão Participações S.A. (c)	515,258	515,258	515,258	515,258

	728,052	728,052	728,201	728,201

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.), in 2004.

(c) Goodwill arising from the acquisition of TTP (see Note 2.a) is based on a study of future profitability. For this ITR reporting purposes, the tax credit as of December 31, 2008, in the amount of R$265,435, was reclassified to Deferred and Recoverable Taxes in the form of tax credits from merger (Note 6), considering that goodwill amortization ceased to be accounted for at December 31, 2008.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued) March 31, 2009 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

12. Intangible assets, net (Continued)

	Company

		Mar/2009			Dec/2008

	Annual
	depreciation rate		Accumulated	Net book		Accumulated	Net book
	%	Cost	depreciation	value	Cost	depreciation	value

Softwares	20.00	2,356,281	(1,665,210)	691,071	2,349,867	(1,594,563)	755,304
Customer Portfolio (a)	10.00	72,561	(45,350)	27,211	72,561	(43,537)	29,024
Other	10.00 to 20.00	184,992	(154,565)	30,427	184,563	(149,900)	34,663

Total		2,613,834	(1,865,125)	748,709	2,606,991	(1,788,000)	818,991

Average annual depreciation rates %		19.68			19.93

Assets fully depreciated		1,014,880			995,887

	Consolidated

			Mar/2009			Dec/2008

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate%	Cost	depreciation	value	Cost	depreciation	value

Software	20.00	2,527,753	(1,805,473)	722,280	2,520,983	(1,732,047)	788,936
Customer Portifolio (a)	10.00	72,561	(45,350)	27,211	72,561	(43,537)	29,024
Other	10.00 to 20.00	195,958	(159,521)	36,437	195,443	(154,605)	40,838

Total		2,796,272	(2,010,344)	785,928	2,788,987	(1,930,189)	858,798

Average annual depreciation rates %		19.74			19.97

Assets fully depreciated		1,132,982			1,114,804

(a) Acquisition of IP network customer portfolio from Telefônica Data in December 2002.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

13. Loans and financing

Company/Consolidated				Balance in Mar/2009 (*)

		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	18,853	1,690,523	1,709,376
“Mediocrédito”	US$	1.75%	2014	7,277	23,832	31,109
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	57,691	-	57,691
		1.62% to
Resolution 2770	JPY	5.78%	2009	158,183	-	158,183

Total				242,004	1,714,355	1,956,359

Company/Consolidated				Balance in Dec/2008 (*)

		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	19,283	1,689,521	1,708,804
“Mediocrédito”	US$	1.75%	2014	7,594	27,831	35,425
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	129,173	-	129,173
		0.50% to
Resolution 2770	JPY	5.78%	2009	213,339	-	213,339
Resolution 2770	EUR	5.74%	2009	84,799	-	84,799

Total parent Company				454,188	1,717,352	2,171,540

Resolution 2770	JPY	1.00%	2009	48,315	-	48,315

Total consolidated				502,503	1,717,352	2,219,855

(*) Amounts presented at fair value, when applicable.

The loan from Japan Bank for International Cooperation – JBIC and BNDES include restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan obtained from BNDES is secured by SP Telecomunicações Participações Ltda.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

13. Loans and financing (Continued)

Consolidated long-term debt maturities

Year	Amounts

2010	200,643
2011	344,534
2012	344,042
2013	343,565
Thereafter	481,571

Total	1,714,355

14. Debentures

	Company and Consolidated			Balance in Mar/2009

		Annual
		interest			Long-
	Currency	rate	Maturity	Current	term	Total

		CDI rate +
Debentures	R$	0.35%	Until 2010	14,308	1,500,000	1,514,308

Total				14,308	1,500,000	1,514,308

	Company and Consolidated			Balance in Dec/2008

		Annual
		interest			Long-
	Currency	rate	Maturity	Current	term	Total

		CDI rate +
Debentures	R$	0.35%	Until 2010	16,339	1,500,000	1,516,339

Total				16,339	1,500,000	1,516,339

Debenture conditions were renegotiated on September 1, 2007, date of end of the first Remuneration period and beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures are entitled to interest yield, payable on a quarterly basis, corresponding to the interbank deposit certificate index (DI), capitalized at 0.35% p.a. spread.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

15. Taxes payable

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Taxes on income (a)
Income tax	41,234	-	42,097	-
Social contribution tax	13,335	-	13,654	-

Deferred Taxes
Income tax	144,680	118,132	144,680	118,132
Social contribution tax	14,498	12,431	14,498	12,431

Indirect taxes
ICMS (state VAT)	602,234	635,353	648,737	683,447
PIS and COFINS (taxes on revenue)	69,067	75,286	96,341	102,023
Legal Liabilities (b)	28,266	26,674	28,266	26,674
Other (c)	9,745	19,638	21,626	31,131

Total	923,059	887,514	1,009,899	973,838

Current	881,756	847,363	948,443	926,437
Non-current	41,303	40,151	61,456	47,401

(a) Income and social contribution taxes payable are presented net of payments on an estimate basis (Note 6);

(b) Legal obligations account records tax liabilities, net of escrow deposits, which are being questioned in court.

(c) The item “Others” includes R$151,595 of FUST payable as of March 31, 2009 (R$139,511 as of December 31, 2008), net of escrow deposits of R$164,013 (R$126,832 as of December 31, 2008), and the difference, in the amount of R$13,734, is still recorded under assets, as escrow deposits.

In determining and accounting for federal taxes for the period ended March 31, 2009, the Company adopted the rules of the Transition Taxation Regime (RTT) as defined in Provisional Executive Order No. 449/08.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

16. Dividends and interest payable to shareholders

	Company/Consolidated

	Mar/2009	Dec/2008

Interest on shareholders’ equity	438,679	437,720

Telefónica Internacional S.A.	234,441	234,441
SP Telecomunicações Participações Ltda.	77,036	77,036
Minority shareholders	127,202	126,243

Dividends	714,435	320,841

Telefónica Internacional S.A.	261,963	-
SP Telecomunicações Participações Ltda.	86,079	-
Minority shareholders	366,393	320,841

Dividends subject to shareholders’	-	395,109
approval (note 20)

Total	1,153,114	1,153,670

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

17. Payroll and related charges

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Salaries and fees	21,014	18,250	22,526	19,723
Payroll charges	75,877	74,975	81,485	81,027
Accrued benefits	3,353	4,878	3,488	5,087
Employee profit sharing	22,046	65,269	23,422	68,835

Total	122,290	163,372	130,921	174,672

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18. Reserves, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during the first quarter of 2009:

	Nature

Consolidated	Labor	Tax	Civil	Total

Balances as of 12/31/2008	497,132	167,956	255,433	920,521

Additions	3,251	625	13,487	17,363
Transfers	(372)	-	372	-
Write-offs	(9,305)	(1,717)	(12,499)	(23,521)
Monetary restatement	20,435	1,023	2,296	23,754

Balances as of 03/31/2009	511,141	167,887	259,089	938,117

Escrow deposits	(137,870)	(60,329)	(38,804)	(237,003)

Net balances as of 03/31/2009	373,271	107,558	220,285	701,114

Current	51,105	-	80,238	131,343
Non-current	322,166	107,558	140,047	569,771

18.1 Labor contingencies and reserves

	Amount involved

Risk - Consolidated	Mar/2009	Dec/2008

Probable	511,141	497,132
Possible	68,691	66,608

Total	579,832	563,740

These contingencies involve several lawsuits, mainly related to wage differences, and equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

During this quarter, there have been no significant changes in the labor provisions and contingencies as compared to those reported for the latest fiscal year.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18. Reserves, net (Continued)

18.2 Tax contingencies and reserves

	Amount involved

Risk - Consolidated	Mar/2009	Dec/2008

Probable	167,887	167,956
Possible	2,831,776	2,864,127

Total	2,999,663	3,032,083

During this quarter, there have been no significant changes in the tax provisions and contingencies as compared to those reported for the latest fiscal year other than the one described below:

In 2009, Telesp was informed of the decision awarded by the São Paulo Federal Revenue Office refusing the Company’s requests to offset credits arising from IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Profits) tax losses in 2003, in the amount of R$456,586 (principal, interest and fines). Against this decision, an appeal was filed with the administrative courts and awaits trial. Based on the risk assessment made by external advisors, we understand that R$92,030 of the total amount involved represents a possible loss, and the remaining amount represents a remote loss. Accordingly, a provision has not been recognized considering the risk assessment.

18.3 Civil contingencies and reserves

	Amount involved

Risk - Consolidated	Mar/2009	Dec/2008

Probable	259,089	255,433
Possible	419,777	452,616

Total	678,866	708,049

During this quarter, there have been no significant changes in the civil provisions and contingencies as compared to those reported for the latest fiscal year.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19. Other liabilities

	Company		Consolidated

	Mar/2009	Dec/2008	Mar/2009	Dec/2008

Consignments on behalf of third parties	145,664	216,512	122,133	198,050

Amounts charged to users	96,792	93,247	69,962	70,884
Withholdings	47,853	122,191	51,152	126,092
Other	1,019	1,074	1,019	1,074

Advances from customers	58,306	59,903	58,306	69,906
Amounts to be refunded to subscribers	70,667	53,669	59,355	48,593
Concession renewal fee (Note 1.c)	128,583	102,863	128,583	102,863
Accounts payable – sale of share fractions (a)	113,229	113,377	113,229	113,377
Other	44,810	43,774	95,028	94,000

Total	561,259	590,098	576,634	626,789

Current	524,552	553,914	514,763	565,670
Noncurrent	36,707	36,184	61,871	61,119

(a) Amounts resulting from the auction of share fractions relating to reverse stock split process in 2005, and TDBH acquisition process in 2006.

20. Shareholders’ equity

Capital

Paid-in capital is of R$6,575,480 at March 31, 2009 and December 31, 2008. Subscribed and paid-in capital is represented by shares without par value, as follows:

	Mar/2009	Dec/2008

Total Capital in shares
Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402

Total	506,237,272	506,237,272

Treasury shares
Common shares	(210,579)	(210,579)
Preferred shares	(185,213)	(185,213)

Total	(395,792)	(395,792)

Outstanding shares
Common shares	168,609,291	168,609,291
Preferred shares	337,232,189	337,232,189

Total	505,841,480	505,841,480

Book value per outstanding share in R$	20.79	19.86

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

20. Shareholders’ equity (Continued)

Dividends – Accumulated earnings on December 31, 2008

On March 25, 2009, the General Shareholders’ Meeting approved dividends based on the accumulated earnings and dividends and interest on shareholders’ equity prescribed in 2008, in the amount of R$395,109 and to payment by the end of fiscal year 2009.

21. Net operating revenue

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Monthly subscription charges (i)	1,321,657	1,372,244	1,345,826	1,322,307
Activation fees	23,075	30,669	23,070	30,665
Local service (i)	575,766	651,117	589,812	661,624

LDN - Domestic long-distance	985,993	929,093	992,778	947,537
LDI – International long-distance	30,377	30,803	33,604	35,882
Interconnection services	1,013,453	1,046,730	1,034,597	1,066,432
Network usage services	111,383	109,335	111,383	109,335
Public telephones	103,042	112,718	103,042	112,718
Data transmission	940,948	794,018	1,052,443	870,562
Network access	122,911	88,973	114,438	81,282
TV Service	-	-	138,730	60,609
Others	160,822	147,217	284,260	271,543

Gross operating revenue	5,389,427	5,312,917	5,823,983	5,570,496

Taxes on gross revenue	(1,365,619)	(1,371,736)	(1,487,146)	(1,453,589)

ICMS (State VAT)	(1,168,288)	(1,173,537)	(1,243,968)	(1,228,691)
PIS and COFINS (taxes on revenue)	(190,655)	(191,082)	(232,644)	(214,246)
ISS (Municipal service tax	(6,676)	(7,117)	(10,534)	(10,652)

Discounts	(409,409)	(320,416)	(377,325)	(254,530)

Net operating revenue	3,614,399	3,620,765	3,959,512	3,862,377

(i) For a better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of March 2008. The main reclassifications were made between the items “Monthly subscription charges”, “Local service ” , “TV Service ” and “Others”.

Revenues from lease operations are recorded as “Others” under Gross operating revenue.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

21. Net operating revenue (Continued)

Tariff adjustments affecting reported revenues

Tariff adjustment for fixed to fixed calls, effective as of July 24, 2008. Tariff increase of 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

Tariff adjustment of 3.01% for fixed to mobile calls (VC1, VC2 and VC3), effective as of July 24, 2008. Local network tariffs (TU-RL) also increased by 2.21% as of July 20, 2008.

22. Cost of services provided

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Depreciation and amortization	(542,681)	(565,102)	(587,680)	(595,121)
Personnel	(29,805)	(50,426)	(37,307)	(59,505)
Materials	(8,260)	(7,438)	(26,923)	(27,911)
Network interconnection	(988,923)	(952,719)	(1,056,964)	(961,263)
Outsourced services	(363,080)	(297,841)	(455,407)	(340,863)
Other	(101,293)	(101,475)	(157,377)	(157,532)

Total	(2,034,042)	(1,975,001)	(2,321,658)	(2,142,195)

23. Selling expenses

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Depreciation and amortization	(36,012)	(38,387)	(36,087)	(38,454)
Personnel	(85,990)	(92,909)	(90,765)	(97,664)
Materials	(9,367)	(16,075)	(9,410)	(16,079)
Outsourced services	(340,700)	(308,946)	(357,268)	(308,328)
Allowance for doubtful accounts	(116,929)	(123,693)	(141,341)	(132,741)
Other	(6,542)	(4,873)	(8,818)	(14,709)

Total	(595,540)	(584,883)	(643,689)	(607,975)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

24. General and administrative expenses

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Depreciation and amortization	(20,041)	(21,380)	(27,081)	(26,560)
Personnel	(48,972)	(57,984)	(49,772)	(59,701)
Materials	(2,022)	(2,535)	(2,043)	(2,636)
Outsourced services	(79,450)	(74,561)	(60,279)	(84,150)
Other	(14,671)	(6,882)	(17,272)	(15,088)

Total	(165,156)	(163,342)	(156,447)	(188,135)

25. Permanent asset disposal, net

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Proceeds from sale of property, plant and equipment	1,184	4,082	1,268	4,756
Cost of sale of property, plant and equipment	(3,186)	(2,065)	(7,770)	(4,104)

Total	(2,002)	2,017	(6,502)	652

26. Other operating income, net

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Income	103,742	105,036	108,934	109,196

Technical and administrative services	11,494	12,480	9,814	11,287
Income from Supplies	2,831	1,832	2,831	1,832
Fines on telecommunication services	33,902	32,209	38,660	35,374
Recovered expenses	13,484	2,758	13,761	2,844
Reversal of provision for contingencies	21,378	6,286	23,024	6,495
Rent of shared infrastructure	10,341	12,571	10,341	12,571
Amortization of negative goodwill – Company AIX	-	2,184	-	2,184
Unidentified billing	83	9,924	83	9,932
Other revenue	10,229	24,792	10,420	26,677

Expenses	(83,813)	(180,622)	(114,581)	(197,158)

Allowance for reduction to market value
of inventories	(471)	(456)	(3,527)	(1,139)
Amortization of goodwill	-	(31,852)	-	(31,852)
Donations and sponsorships	(6,850)	(3,508)	(6,850)	(3,772)
Taxes other than income taxes	(58,729)	(66,612)	(71,470)	(76,713)
Provision for contingencies	(17,478)	(68,460)	(17,477)	(68,606)
Other expense	(285)	(9,734)	(15,257)	(15,076)

Total	19,929	(75,586)	(5,647)	(87,962)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

27. Financial income (expenses)

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Financial income	110,684	87,801	121,492	90,337

Income from short-term investments	50,970	22,367	55,009	24,501
Gains from derivative transactions	-	27,797	-	30,740
Interests receivable	7,222	5,422	8,095	2,320
Monetary/exchange variations Receivable	51,350	30,417	52,008	30,421
Other	1,142	1,798	6,380	2,355

Financial expenses	(162,032)	(146,538)	(167,245)	(154,452)

Interests Payable	(117,377)	(94,764)	(119,141)	(96,873)
Losses on derivative transactions	(30,224)	-	(32,234)	-
Expenses on financial transactions	(7,773)	(2,438)	(10,175)	(4,144)
Monetary/exchange variations Payable	(6,658)	(49,336)	(5,695)	(53,435)

Total	(51,348)	(58,737)	(45,753)	(64,115)

28. Income and social contribution taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

The following table is a reconciliation of the reported tax charges presented in the result and the amounts calculated applying 34% (income tax of 25% and social contribution tax of 9%) in March, 2009 and 2008:

	Company		Consolidated

	Mar/2009	Mar/2008	Mar/2009	Mar/2008

Income before taxes	769,188	771,554	785,472	778,179

Income tax and Social contribution taxes
Income tax and Social contribution tax expense	(261,524)	(262,328)	(267,060)	(264,581)
Permanent differences
Equity pick-up	(5,798)	2,149	1,923	1,881
Innovation Act	(11,670)	-	(11,670)	-
Subsidiaries’ temporary differences	-	-	(16,790)	1,501
Nondeductible expenses, gifts, incentives and
dividends received	(7,653)	(24,810)	(9,336)	(30,415)

Other	97	2,166	101	2,166
Incentives (cultural, food and transportation)

Total (income tax + social contribution tax)	(286,548)	(282,823)	(302,832)	(289,448)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

28. Income and social contribution taxes (Continued)

Reconciliation of reported income tax expense and combined statutory tax rates (Continued)

Deferred income and social contribution tax assets and liabilities are broken down in Notes 6 and 15, respectively.

Income and social contribution taxes payable at March 31, 2009, individual and consolidated amount respectively to R$226,529 and R$244,193.

29. Transactions with related parties

The principal balances with related parties are as follows:

	Consolidated

	Mar/2009	Dez/2008

Assets
Current assets	459,616	448,337

Trade accounts receivable	336,022	317,915
Intercompany receivables	123,594	130,422

Non-current assets	28,454	22,863

Intercompany receivables	28,454	22,863

Total assets	488,070	471,200

Liabilities
Current liabilities	1,121,717	766,177

Trade accounts payable	415,445	405,503
Dividends and interest on shareholders’ equity	659,519	311,477
Intercompany payables	46,753	49,197

Non-current liabilities	22,665	31,875

Intercompany payables	22,665	31,875

Total Liabilities	1,144,382	798,052

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

29. Transactions with related parties (Continued)

	Consolidated

	Mar/2009	Mar/2008

Statement of income
Revenues	91,655	87,810

Telecommunications services	81,001	77,388
Financial income	-	-
Other operating revenue	10,654	10,422

Costs and expenses	(738,553)	(680,043)

Cost of services provided	(598,169)	(507,267)
Selling	(118,158)	(146,216)
General and administrative	(22,226)	(26,560)
Financial Expenses	-	-

Transactions with related parties were carried out at arm’s length.

Trade accounts receivable include receivables for telecommunications services. Principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Del Peru and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., software development and maintenance services payable to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

29. Transactions with related parties (Continued)

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and subsidiaries, call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services provided by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda, and management and technical services payable to Telefónica Internacional S.A.

30. Post-retirement benefit plans

The Company maintains the same post-employment benefit plans disclosed in the latest annual financial statements.

In the first quarter of 2009, the Company made contributions to the PBS Telesp Plan in the amount of R$5 (R$9 in the same period of 2008) and to Plano Visão Telesp in the amount of R$4,932 (R$5,189 in the same period of 2008).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$89 in the first quarter 2009 (R$45 in the same period of 2008).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan totaled R$143 in the first quarter (R$163 in the same period of 2008).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

30. Post-retirement benefit plans (Continued)

The actuarial valuation of the plans was made in December 2008 and 2007 based on the record of plan members as of August 2008 and 2007, respectively, and the financial information as of October 31, 2008 was updated to December 31, 2008 and August 2007, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets are positioned on to October 31, 2008 and December, 31 2007 respectively, where for multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company as of March 31, 2009 and December 31, 2008 are as follows:

Plan	Mar/2009	Dez/2008

CTB	27,109	26,482
PAMA	125,303	122,288

Total parent company and consolidated	152,412	148,770

The other plans sponsored by the Company and its subsidiaries record an actuarial surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) and are not recorded in accounting, with the latest actuarial valuation occurred in December 2008.

31. Insurance

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

Type	Insurance coverage

Operational risks (with loss of profits)	US$11,009,916 mil
Optional civil responsibility - vehicles	R$1,000
ANATEL guarantee insurance	R$12,404.5

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments

The table below shows a breakdown of financial assets and liabilities as of March 31, 2009.

	Consolidated

	Measured at
	fair value
	through profit	Available for	Amortized		Total book	Total
Financial assets	or loss	sale	cost	Hedge	value	fair value

Current assets
Cash and cash equivalents (Note 4)	7,905	-	-	-	7,905	7,905
Short-term investments (Note 4)	1,775,778	-	-	-	1,775,778	1,775,778
Derivatives	574	-	-	39,182	39,756	39,756

Noncurrent assets
Interests in other companies	-	244,646	-	-	244,646	244,646
Amounts linked to the National Treasury	-	-	11,467	-	11,467	11,467
Derivatives	123	-	-	-	123	123

Total financial assets	1,784,380	244,646	11,467	39,182	2,079,675	2,079,675

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

	Consolidated

	Measured at
	fair value
	through profit	Amortized		Total book	Total fair
Financial liabilities	or loss	cost	Hedge	value	value

Current liabilities
Loans, financing (Note 13)	-	242,004	-	242,004	242,004
Debentures (Note 14)	-	14,308	-	14,308	14,308
Derivatives	-	-	21,471	21,471	21,471

Noncurrent liabilities
Loans and financing (Note 13)	-	1,714,355	-	1,714,355	1,714,355
Debentures (Note 14)	-	1,500,000	-	1,500,000	1,500,000
Derivatives	-	-	20,669	20,669	20,669

Total financial liabilities	-	3,470,667	42,140	3,512,807	3,512,807

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However the interpretation of market information as well as the selection of methodologies requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the last quotation available in March 2009 and December 2008.

The table below shows the composition of investments in other companies at market value as of March 31, 2009 and December 31, 2008

		Consolidated

	% Partic.	Mar/2009	Dez/2008

Portugal Telecom	1.21	191,291	210,431
Zon Multimédia	0.52	19,981	19,531
Other Investments		33,374	35,416

Total		244,646	265,378

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Risk management policy

The Company is exposed to many market risks as a result of its commercial operation, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. In order to minimize the risk of financial liabilities in foreign currency, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of March 31, 2009, 7.12% (13.68% in December 31, 2008) of the debt was denominated in foreign currency (U.S. dollar and yen); the debt was covered by asset positions on currency hedge transactions (swaps for CDI).

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results (debentures and JBIC) and the short positions of derivatives at floating interest rates to cover the risks of foreign currency-denominated debts.

The debt to the BNDES is indexed to the TJLP (Long-Term Interest Rate determined on a quarterly basis by the National Monetary Council), which has been stable since July 2007 (6.25% per annum).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Risk management policy (Continued)

b) Interest rate risk (Continued)

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$1,775,778 (R$1,709,013 at December 31, 2008), substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of March 31, 2009 the Company also contracted CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (note 15).

c) Debt acceleration risk

As of March 31, 2009, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to continue as a going concern.

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of March 31, 2009, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Risk management policy (Continued)

e) Derivatives

All the Company’s derivative instruments have the objective of providing hedge against the risk of variation in foreign exchange and external and internal interest rates arising from financial debts, according to the company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of loans, financing, debentures and derivative instruments (currency and interest rate swap) considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of currency coupon swaps vs. CDI were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

All of them are classified as swaps and do not require margin deposits.

		Notional Value		Fair value		Accumulated effect
						March 2009

						Amount
						receivable /	Amount
						(received)	payable /
Description	Index	Mar/2009	Dec/2008	Mar/2009	Dec/2008	(*)	(paid) (*)

Swap Contracts

Assets
Foreign Currency (a)		209,365	407,944	246,992	511,059	39,182

Banco do Brasil	EUR	-	65,000	-	84,799	-	-
Banco do Brasil	JPY	105,698	105,698	158,184	171,878	39,182	-
BES	USD	3,155	6,967	3,276	7,219	-	-
Citibank	JPY	73,676	147,351	57,691	129,172	-	-
Santander	JPY	-	56,092	-	89,776	-	-
Votorantim	USD	26,836	26,836	27,841	28,215	-	-

Variable rates (CDI) (b)		1,500,000	1,500,000	1,521,348	1,524,371	697	-

Banco do Brasil	CDI + fixed
	rate	500,000	500,000	507,116	508,124	260	-
HSBC	CDI + fixed
	rate	400,000	400,000	405,693	406,499	179	-
Citibank	CDI + fixed
	rate	400,000	400,000	405,693	406,499	162	-
Votorantim	CDI + fixed
	rate	200,000	200,000	202,846	203,249	96	-

Liabilities
Variable rates (CDI)		(209,365)	(407,944)	(249,950)	(451,976)	-	(42,140)

Banco do Brasil	CDI	-	(65,000)	-	(72,482)	-	-
Banco do Brasil	CDI	(105,698)	(105,698)	(119,002)	(114,529)	-	-
BES	CDI	(3,155)	(6,967)	(6,130)	(13,155)	-	(2,854)
Citibank	CDI	(73,676)	(147,351)	(72,676)	(137,435)	-	(14,985)
Santander	CDI	-	(56,092)	-	(63,702)	-	-
Votorantim	CDI	(26,836)	(26,836)	(52,142)	(50,673)	-	(24,301)

Fixed rates		(1,500,000)	(1,500,000)	(1,520,651)	(1,525,051)	-	-

Banco do Brasil	CDI	(500,000)	(500,000)	(506,856)	(508,313)	-	-
HSBC	CDI	(400,000)	(400,000)	(405,514)	(406,690)	-	-
Citibank	CDI	(400,000)	(400,000)	(405,531)	(406,712)	-	-
Votorantim	CDI	(200,000)	(200,000)	(202,750)	(203,336)	-	-

Total registrered						39,879	(42,140)

The operations were entered into considering market rates indexed to the CDI (short position), while the long position is based on the same rates applicable to obligations.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

a) Swaps of foreign currency x CDI (derivative fair value of the R$246,992) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange and interest rate changes in loan operations in foreign currency with these characteristics (debt fair value of R$246,983).

b) Swap CDI + 0.35% x CDI percentage swap (derivative fair value of R$1,521,349) –contracted swap operations maturing until 2010 with identical flow as of debentures (Note 14), to cover the risk of fixed spread (0.35%) (fair value of debentures, excluding premium of R$1,521,349).

The aging list of swap contracts as of March 31, 2009 is as follows:

Swap contracts	Maturity

					Amount
					payable/
					receivable
	2009	2010	2011	2012 ahead	03/31/2009

Foreign Currency x CDI	20,845	(6,125)	(5,566)	(12,111)	(2,957)

BANCO DO BRASIL	39,182	-	-	-	39,182
BES	-	-	(2,854)	-	(2,854)
CITIBANK	(14,985)	-	-	-	(14,985)
VOTORANTIM	(3,352)	(6,125)	(2,712)	(12,111)	(24,300)

CDI+Spread x CDI	430	267	-		697

BANCO DO BRASIL	157	103	-		260
HSBC	111	68	-		179
CITIBANK	103	59	-		162
VOTORANTIM	59	37	-		96

For reporting purposes, the Company adopted the hedge accounting method for all of its derivatives. Under this methodology, both the derivative and the hedged item are measured at fair value. Only the derivative associated with the debentures was not considered pursuant to this methodology.

For the three-month period ended March 31, 2009, derivative operations generated a net consolidated loss of R$32,234 (nota 27). At March 31, 2009, 100.00% of the Company’s foreign currency denominated debt was covered by asset positions on currency hedge transactions (swaps for CDI), which generated a net consolidated loss of R$33,406. The Company also has operations involving swap – CDI + spread vs. %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$1,172.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

At March 31, 2009, the balance of R$39,879 is recorded as assets and R$42,140 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the year ended March 31, 2009, grouped by contracts, were posted to profit and loss accounts (Note 27), as required by CVM Instruction No. 475/08.

Sensitivity analysis of the company’s risk variables

CVM Instruction requires listed companies to disclose, in addition to the provisions of item 59 of CPC Technical Pronouncement No 14 - Financial Instruments: Recognition, Measurement and Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments. In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

Under the probable scenario, the projected realization of derivative financial instruments considered the future market curves (currency and interest) of BM&F Bovespa upon maturity of each operation. In this context, the probable scenario does not produce impacts on the fair value of financial instruments reported in the financial statements. The two unfavorable scenarios considered 25% and 50% decreases, respectively, for the risk variables upon maturity of the financial instruments.

Considering that the Company has derivative instruments only to cover its financial debt, the changes in scenarios offset by changes the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the fair value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

March 31, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Sensitivity analysis – Net exposure

			25%	50%
Operation	Risk	Probable	Decrease	Decrease

Hedge (long position)	Derivatives (risk of USD decrease)	31,116	40,408	50,432
USD-denominated debt	Debts (risk of USD increase)	(31,109)	(40,401)	(50,426)

	Net Exposure	7	7	6

Hedge (long position)	Derivatives (risk of JPY decrease)	215,874	270,245	324,791
JPY-denominated debt	Debts (risk of JPY increase)	(215,874)	(270,245)	(324,791)

	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of IGP-M decrease)	1,521,349	1567,236	1,612,349
EUR-denominated debt	Debts (risk of IGP-M increase)	(1,521,349)	(1,567,236)	(1,612,349)

	Net Exposure	-	-	-

Hedge (Long position)	Derivatives (risk of CDI decrease)	(1,770,601)	(1,772,590)	(1,774,103)

Debentures (CDI)	Debentures (risk of CDI increase)	(1,770,601)	(1,772,590)	(1,774,103)
	Net Exposure

Effect on changes in fair value			(1,989)	(3,502)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% Decrease	50% Decrease

USD	2.3152	2.8940	3.4728
JPY	0.0233	0.0292	0.0350
CDI	11.08%	13.85%	16.62%

The net exposure in CDI shown in the sensitivity analysis does not reflect the Company’s total exposure to the internal interest rate, considering that, as previously mentioned, the Company uses short-term investments based on the CDI rate variation as a partial “natural hedge” (R$1,775,778 at March 31, 2009).

In order to derive the net exposure, all derivatives were considered at fair value, as well as their associated debts (hedged items).

While the fair values shown in the table above are based on the status of the portfolio as of March 31, 2009, they do not reflect an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telecomunicações de São Paulo S.A. - Telesp

Management comments on consolidated performance

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

March 31, 2009

			Variation

	Mar/09	Mar/08%		R$

Gross operating revenues	5,824.0	5,570.5	4.5	253.5
Net operating revenues	3,959.5	3,862.4	2.5	97.1
Cost of services provided	(2,321.7)	(2,142.2)	(8.4)	(179.5)
Financial income/expenses, net	(45.8)	(64.1)	28.7	18.3
Operating income/expenses	(806.6)	(877.9)	8.1	71.3
Operating profit	785.5	778.2	1.0	7.3
Net income for the period	482.6	488.7	(1.2)	(6.1)

1. Accumulated net operating revenues until March 2009 totaled R$3,959.5 million, which, compared with R$3,862.4 million recorded in the same prior-year period, represents an increase of R$97.1 million, or 2.5% . Such changes are mainly due to rise in the Paid TV services and broadband services, by increasing revenues from assignment of media and national long-distance, besides the rate adjustment of 3.01% with the effect from July 2008. Such effects were partially offset against the fall in revenues from public payphones, local services; the latter is justified for the fall in the line services and the sale of Duos and Trios that offer flat rates with unlimited local calls. Also, we saw an increase in deductions justified by higher discounts granted in the period.

2. Cost of services provided increased by R$179.5 or 8.4%, chiefly resulting from customer service, advertisement and TV content, maintenance of private terminals, besides the rental expenses on last mile traffic equipment from other carriers and infrastructure equipment, also interconnection expenses, growth in mobile traffic, with use of code “15” (code for selection of service provider). Such effects were partially offset against the fall in expenses with materials, the fall in cost of sales to corporate customers and calling card expenses.

Telecomunicações de São Paulo S.A. - Telesp

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

March 31, 2009

3. The negative financial result improved by R$18.3 million or 28.5%, justified by the CDB investment gains and the monetary variations of the escrow deposits up date. Such effects were partially offset against interest expenses with loans taken out with BNDES.

A. Financial Income/Expenses, Net			Variation

Annual comparison	Mar/09	Mar/08%		R$

Financial income/expenses	55.0	24.5	124.5	30.5
Hedge operations	(32.2)	30.7	(204.9)	(62.9)
IOF	(1.0)	(1.0)	-	-
Interest receivable	8.1	2.3	252.2	5.8
Interest payable	(119.1)	(96.9)	22.9	(22.2)
Monetary/exchange variations	46.3	(23.0)	301.3	69.3
Other Operating Income, Net	(2.9)	(0.7)	314.9	(2.2)

Financial income/expenses, net	(45.8)	(64.1)	28.5	18.3

4. Operating income recorded a 7.3% increase when compared to the same prior-year period. Part of such result is due to the increase in Cable TV services and broadband services, by the increase in revenues from the assignment of media and national long-distance services, in addition to the 3.01% tariff increase, effective as of July 2008. The positive development of these services partly offsets the decrease in traditional revenues, such as those from public telephone and local services, with the latter justified by the decrease in lines in operation and by the sale of duos and trios offering flat rates with unlimited local calls. Additionally, there was an increase in deduction, justified by higher discounts granted in the period.

5. Physical Data (*)

Progress of the major physical data:

	Unit	Mar/09	Mar/08	Variation %

Fixed lines in service	Line	11,582,866	11,931,882	(2.9)
Local traffic
Minutes recorded	Min. thou	11,754,539	13,463,208	(12.7)
Exceeding minutes	Min. thou	5,659,857	7,369,245	(23.2)

Public payphones in operation	Equipment	250,279	250,314	(0.0)
ADSL – Speedy in operation	Capacity	2,656,841	2,165,980	22.7
Digital TV (DTH and MMDS)	User	502,410	281,684	78.4
(*) Not reviewed by independent auditors.

Telecomunicações de São Paulo S.A. - Telesp

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

March 31, 2009

6. Investments

The Company confirms the long-term commitment of the Telefônica Group in Brazil, to both maintenance and socialization of the traditional services and provision of broader and better services to its clients.

Up to March 31, 2009, the Company invested the consolidated amount of R$405.3 million.

6.1 Sale of telephone lines (*)

The quarter ended March 2009 recorded a total of 11,582,866 lines in operation, of which 73% are residential clients, 14% are non-residential clients, 7% are companies, and the remaining refers to lines for own use and public telephones.

6.2 Public Use Telephone (*)

The Company maintains a network of 250,279 public use telephones to meet the demand of the population in the state of São Paulo and in order to continue complying with the regulating agency’s determination.

(*) Not reviewed by independent auditors.

7. Anatel

7.2 Goals

The quality and universalization goals of the Fixed Switched Telephone Services (STFC) may be monitored on the National Communications Agency (ANATEL) electronic page, at www.anatel.gov.br

7.3 Concession contract

The STFC concession contract was postponed on December 22, 2005 to a further 20 years and may be amended on December 31, 2010, 2015 and 2020. Such condition enables that ANATEL establish new terms and quality and universalization goals, based on the conditions prevailing at the time.

Telecomunicações de São Paulo S.A. - Telesp

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

March 31, 2009

8. Highlight Operations (*)

Duos and Trios Telefônica - combo packs including pay-TV, broadband and local call services are offered throughout the company’s concession area. In 2007, the Company established a commercial and operational partnership with TVA, strengthening and expanding even more its integrated pay-TV offering.

“Posto de Trabalho Informático”(PDTI) - launched in 2007 to offer a customized IT infrastructure solution to the corporate clients. Through monthly fees, Telesp offers a package with voice, data, internet access, network and equipment management services for small, mid-sized and large clients. The IT and communication services integrated offer is one of the Company’s strategic initiatives for the corporate market.

Paid TV channels – these are provided through packages or stand-alone offers, by satellite (DTH) and MMDS (Multichannel Multipoint Distribution Service). Since its launching, the Company has been recording an accelerated growth rhythm, servicing 502,410 clients in 1Q09, which represents an increase of 78.4%, in comparison with 1Q08.

Broadband - currently offered through ADSL and MMDS technologies under the names “Speedy” and “Ajato”, respectively. In March 2009, 2,656,841 clients were serviced, a 22.7% increase in relation to 1Q08, in line with the growth rate over the last quarters. Investments in broadband are priority and reinforce Telesp’s commitment to its clients to increase the offer and quality of its products and services, enabling increasingly better services and making the Company even more competitive. In this regard, in February 2008, the Company was the first to launch internet access through optic fiber (Fiber to the Home – FTTH), currently available at speeds of 8 and 30 Mb.

(*) Not reviewed by independent auditors.

Telecomunicações de São Paulo S.A. - Telesp

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

March 31, 2009

9. Tariff Adjustments

9.1. Tariff adjustment of 2008

(a) Tariff adjustment for fixed to fixed calls, effective as of July 24, 2008. Tariff increase of 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

(b) Tariff adjustment of 3.01% for fixed to mobile calls (VC1, VC2 and VC3), effective as of July 24, 2008. Local network tariffs (TU-RL) also increased by 2.21% as of July 20, 2008.

10. Number portability

In September, 2008, the number portability process was commercially introduced for companies offering similar services. Accordingly, fixed and mobile service clients may keep their telephone number when changing operators or addresses, provided that the change is requested in the same local area. Thus, Telesp strengthened its customer loyalty and retention efforts, although the volume of number portability requests is not significant at this point. The number portability process was concluded in the country in March 2009.

11. Additional Information

For further details on the Company’s performance, please refer to the “Press Release” at www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	June 26, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director